                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1999

                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________________ to ___________________

Commission file number:  1-4455

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Tax-Deferred Investment Plan of Dole Food Company, Inc. and
                    Participating Divisions and Subsidiaries

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Dole Food Company, Inc.
                                 One Dole Drive
                         Westlake Village, CA 91362-7300

DOLE FOOD COMPANY, INC.
TAX-DEFERRED INVESTMENT PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Financial Statements
As of December 31, 1999 and 1998
Together with Auditors' Report

DOLE FOOD COMPANY, INC.
TAX-DEFERRED INVESTMENT PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

As of December 31, 1999 and 1998



                                      INDEX


Report Of Independent Public Accountants                                       1

Financial Statements:                                                        2-3

     Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999


Notes To Financial Statements                                               4-10

Exhibit                                                                       11





Note: Schedules have been omitted because the information is otherwise disclosed, not applicable or is not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      TAX-DEFERRED INVESTMENT PLAN OF DOLE FOOD
                                      COMPANY, INC. AND PARTICIPATING DIVISIONS
                                      AND SUBSIDIARIES


                                           /s/ George R. Horne
                                      By:  -------------------------------------
                                           George R. Horne
                                           Chairman, Retirement Plan Committee
Dated: June 26, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Corporate Compensation and Benefits
Committee of Dole Food Company, Inc.:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Tax-Deferred Investment Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

Los Angeles, California
June 26, 2000

TAX-DEFERRED INVESTMENT PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998


                                                                                1999                    1998
                                                                          -----------------       -----------------
Cash                                                                          $    395,355            $     38,264

Investments:
    Investments, at fair value                                                           -             128,942,997
    Interest in Master Retirement Savings Trust                                159,364,792                       -
                                                                          -----------------       -----------------

         Total investments                                                     159,364,792             128,942,997

Receivables:
    Employer contributions                                                         244,784                 215,153
    Employee contributions                                                         290,263                 188,144
    Dividends                                                                            -                     543
    Accrued transfers between funds/plans                                                -                 172,373
    Interest                                                                       158,435                       -
    Due from broker                                                                 65,883                  91,817
                                                                          -----------------       -----------------

    Total receivables                                                              759,365                 668,030
                                                                          -----------------       -----------------
    Total assets                                                               160,519,512             129,649,291
                                                                          -----------------       -----------------

Accrued liabilities                                                                (35,548)                (60,985)
Due to broker                                                                     (230,152)                      -
                                                                          -----------------       -----------------

    Total liabilities                                                             (265,700)                (60,985)
                                                                          -----------------       -----------------
Net Assets Available For Plan Benefits                                        $160,253,812            $129,588,306
                                                                          =================       =================



The accompanying notes are an integral part of these financial statements.

TAX-DEFERRED INVESTMENT PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999




Net Assets Available For Plan Benefits,
     beginning of year                                                              $129,588,306

Additions:
     Contributions:
        Employee                                                                       6,737,188
        Employer                                                                       2,253,203
                                                                               ------------------

        Total contributions                                                            8,990,391

     Net investment income from Master Retirement Savings Trust                       32,365,792
                                                                               ------------------

        Total additions                                                               41,356,183

Deductions:
     Benefits paid to participants                                                   (10,690,677)
                                                                               ------------------

Net increase                                                                          30,665,506
                                                                               ------------------

Net Assets Available for Plan Benefits,
     end of year                                                                    $160,253,812
                                                                               ==================


The accompanying notes are an integral part of this financial statement.

DOLE FOOD COMPANY, INC.
TAX-DEFERRED INVESTMENT PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Notes To Financial Statements
December 31, 1999 and 1998




1.   PLAN DESCRIPTION

The following is a summary description of the Tax-Deferred Investment Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan"). It is provided here for general information purposes only. Participants should refer to the Plan document for a more complete description of the provisions of the Plan.

The Plan is a defined contribution plan sponsored by Dole Food Company, Inc. and Participating Divisions and Subsidiaries (collectively, the "Company"). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     GENERAL

     The Company established the Plan to encourage eligible employees to save for retirement. Effective July 1, 1995, salaried employees of the Company are eligible to participate in the Plan according to the provisions of each individual operating company. As of December 31, 1999 and 1998, there were approximately 1,981 and 1,725 active participants in the Plan, respectively.

     During 1998, the Company acquired various companies and assets organized under Dole Fresh Flowers, Inc. ("Fresh Flowers"), a wholly owned subsidiary of the Company. Fresh Flowers has several ERISA Plans including Finesse Farmers East, Inc. 401(k) Plan, Four Farmers, Inc. 401(k) Plan, and Sunburst Farms Inc. Profit Sharing Plan. Fresh Flowers was approved by the Company to be a participating employer under the Plan effective as of a date after June 30, 1999, as specified by Fresh Flowers. The three plans sponsored by Fresh Flowers were frozen on August 6, 1999.

     PLAN ADMINISTRATION

     The Company has assigned responsibility for the operation and administration of the Plan to the Corporate Compensation and Benefits Committee (the "Committee" or "Plan Administrator") of the Company's Board of Directors. The members of the Committee are appointed by the Company's Board of Directors.

     Effective February 1, 1999, the trustee of the Plan changed from Mellon Bank to the Northern Trust Company (the "Trustee"). Hewitt Associates LLC ("Hewitt") is the recordkeeper for the Plan.

     CONTRIBUTIONS

     The Company makes a matching contribution equal to 50 percent of the first 6 percent of salary contributed not to exceed a specified percent of compensation as defined in the operating company appendices of the Plan document. If the Company does not have sufficient current or accumulated net profits in any year to make the applicable matching contribution, it may choose not to make such contributions. This determination is made by the Corporate Compensation and Benefits Committee at its sole discretion.

     Effective January 1, 1995, participants may contribute 1 to 10 percent of pre-tax compensation, and effective July 1, 1995, participants may contribute an additional 1 to 5 percent of after-tax compensation in whole percentage increments. Effective January 1, 1999, the plan was amended to allow participants to contribute 1 to 12 percent of pre-tax compensation.

     Participants may elect to have their contributions invested among various investment funds outlined in the Summary Plan Description. Also, eligible employees may roll over contributions from other Internal Revenue Service-qualified retirement plans as permitted by the Plan Administrator.

     VESTING

     Participants are immediately fully vested in both their contributions and employer contributions at the date of hire.

     BENEFIT PAYMENTS

     Benefits are recorded when paid. Upon a participant's termination of employment with the Company, the participant's account may be distributed in a lump sum amount. Participants no longer actively employed may elect to delay distribution until the attainment of age 70 1/2. If a distribution election has not been received for a participant who has reached age 65, who is no longer an employee and whose account balance exceeds $5,000, a distribution shall be made as soon as administratively feasible.

     Amounts invested in the Dole Food Company, Inc. Common Stock Fund ("Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of common stock (except that cash will be distributed in lieu of fractional shares and to the extent the Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock and amounts invested in other funds will be valued at the closing sale price on the New York Stock Exchange on the day the distribution is requested.

     LOANS TO PARTICIPANTS

     Participants with an account balance are eligible to take a loan against their account. Loans may be used for any purpose but only one loan may be outstanding at any time. All loans are secured by the participant's vested account. A loan is considered to be in default when six or more biweekly loan payments are not paid by a participant. Defaulted loans are treated as a taxable distribution from the Plan.

     The maximum loan amount is limited to the lesser of: (a) 50 percent of the vested balance of the participant's account under the Plan, as of the month end preceding the loan application, or (b) $50,000, less any previously outstanding loan balance from the Plan during the prior 12 months. The amount that can be repaid (with interest) by payroll deductions may not exceed 25 percent of the participant's base pay. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The interest rates charged on outstanding participant loans at December 31, 1999 range from 7 percent to 10 percent.


     Effective January 1, 1995, the minimum loan allowed is $1,000, based on a participant's minimum vested account value of $2,000 at the month end preceding the loan application.


     PARTICIPANT ACCOUNTS

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion of each participant's account balance to the total of all participants' account balances. Investment options are participant directed.

     WITHDRAWALS

     Listed below are the withdrawal options available to participants.

     The amount of any withdrawal will be made in proportionate amounts from each of the investment funds to which the participant has allocated funds.

          HARDSHIP

     A withdrawal from an actively employed participant's account may be permitted if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardships may include the purchase of the participant's principal residence, payment of extraordinary medical expenses, the payment of the next 12 months of post-secondary educational tuition expenses, or the prevention of eviction or foreclosure of the participant's principal residence or any other purpose specified by the Internal Revenue Service as a deemed immediate and heavy financial need. All withdrawal requests are subject to the approval of the Plan Administrator and a twelve-month suspension of contributions to the Plan. Any request may be denied if the Plan Administrator believes the granting of the request would adversely affect the Plan.

          AFTER-TAX

     The Plan allows a participant to withdraw all or a portion of any after-tax contributions, along with any pre-tax earnings on those contributions.

          ROLLOVER

     A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions is also allowed.

     TRANSFERS BETWEEN FUNDS/PLANS

     A participant may elect to transfer all or a portion of his or her account balance to one or more of the active investment funds. In addition, when a participant changes from hourly to salaried status, or vice versa, the assets associated with the participant are also transferred between the Plan and the Tax-Deferred Investment Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements have been prepared on the accrual basis of accounting. The following accounting policies are applied:

     a. For the 1999 Plan year, the fair value of the Plan's interest in the Dole Food Company, Inc. Master Retirement Savings Trust (Daily Valuation) ("Savings Trust" - See Note 5) is based on the beginning of year value of the Plan's interest in the Savings Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Participant loans are valued at cost which approximates fair value. For the 1998 Plan year, all investments were reported at their fair value based on quoted market prices as of the statement date.

     b. Purchases and sales of securities are reflected on a trade-date basis at the Savings Trust level. Brokerage commissions, stock transfer taxes, and all other expenses incurred in the sale and purchase of securities are included in the cost or subtracted from the gross proceeds of the assets of the respective funds, as appropriate. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     c. Investment advisory and trustee fees are paid by the Plan, unless paid by the Company.

     d. Realized/unrealized gains and losses are computed based on the difference between the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the plan year and their fair value at the end of the year or at the time of sale for assets sold during the plan year.

     NEW PRONOUNCEMENTS

     The Accounting Standard Executive Committee issued Statement of Position 99-3 ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP) which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. Therefore, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

     USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     ADMINISTRATIVE EXPENSES

     Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan or trust fund, unless paid directly by the Company, will be paid by the Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to specific participant transactions are allocated and deducted from the participants' account. For the year ended December 31, 1999, all fees were paid by the Company and were not material to the financial statements taken as a whole.

3.   INVESTMENTS

The following funds are investments that represent 5 percent or more of the Plan's net assets as of December 31, 1998.

              Equity Index Fund                                   $ 36,187,540
              Balanced Fund                                         25,676,142
              International Growth Fund                             15,139,221
              Plan Interest in Master Trust
                (Stable Value Fund - Note 4)                        20,927,612
              Growth Fund                                           18,518,975
                                                                  ------------
                                                                  $116,449,490
                                                                  ============

See Note 5 below for investments in the Savings Trust as of December 31, 1999.

4.   PLAN INTEREST IN MASTER TRUST (STABLE VALUE FUND)

A portion of the Plan's investments as of December 31, 1998 was in a Master Trust (Stable Value Fund) ("Stable Value Trust") which was established January 1, 1993, between the Company and Mellon Bank ("former trustee") for the investment of the assets of the Plan and the one other Company sponsored retirement plan. Each participating retirement plan had an undivided interest in the Stable Value Trust. The assets of the Stable Value Trust were held by the former trustee. At December 31, 1998, the Plan's interest in the net assets of the Stable Value Trust were approximately 14 percent. Investment income and administrative expenses relating to the Stable Value Trust were allocated to the individual plans based on average monthly balances invested by each plan.

The following table presents the aggregate fair values of investments held by and investment income earned by the Trust in which the plan owned an undivided interest as stated above as of December 31, 1998.

Investments at fair value:
  Interest-bearing cash                                       $     300,000
  Value of interest in Stable Value Fund                         23,788,737
                                                               ------------
                                                              $  24,088,737
                                                               =============
Investment income:
  Interest                                                    $      17,068
  Net investment gain from Stable Value Fund                      1,413,197
                                                              -------------
                                                              $   1,430,265
                                                              =============


5.   MASTER RETIREMENT SAVINGS TRUST (DAILY VALUATION)

Effective February 1, 1999, the Company entered into an agreement which constituted an amendment and restatement of the trust agreement serving as the funding medium for the Plan and the 401(k) Plan for Hourly Employees of Dole Food Company, Inc. and Participating Subsidiaries and Divisions ("Hourly Plan") to be known as the Savings Trust. Under this agreement, the Trustee is responsible for holding all the assets of the Plan as a commingled fund in which each separate plan is deemed to have a proportionate undivided interest in the fund in which it participates. Investment income relating to the Savings Trust is allocated to the individual plans based on average monthly balances invested by each plan. At December 31, 1999, the Plan's interest in the net assets of the Savings Trust was approximately 92 percent. Investment income and administrative expenses relating to the Savings Trust are allocated to the individual plans based on average monthly balances invested by each plan. For the month of January 1999, the Plan had a black-out period whereby no contributions and distributions were allowed into the plan. Earnings during this month were included in the opening balance of the Investments in the Master Trust as of February 1, 1999.

The following table presents the aggregate fair values of investments of the Savings Trust and the allocation of interest in assets of the Savings Trust of the participating plans as of December 31, 1999:



                                                   Total              The           Hourly
                                                Savings Trust        Plan            Plan
                                              -----------------    ---------      -----------
Investments of the Savings Trust:
  Common Stock:
    Dole Common Stock Fund                       $  3,839,715        100%               0%

  Common/Collective Trust:
    Stable Value Fund                              25,145,075         87%              13%
    Barclays Equity Index Fund                     43,087,094         94%               6%
  Registered Investment Companies:
    American Balanced Fund                         27,258,362         84%              16%
    EuroPacific Growth Fund                        25,780,130         95%               5%
    Cash Management Trust of
       America Fund                                 3,384,296         89%              11%
    PIMCO Total Return Fund                         2,241,132         97%               3%
    Fidelity Growth Fund                           39,085,524         95%               5%

Participant Loans                                   3,340,113        100%               0%
                                              -----------------    ---------      -----------
                                                 $173,161,441         92%               8%
                                              =================    =========      ===========

Investment income of the Savings Trust for the year ended December 31, 1999 is as follows:


Investment income:
  Net appreciation (depreciation) in fair value of investments:

   Common Stock:
      Dole Common Stock Fund                                                 $(2,028,647)

    Common/Collective Trust:
      Stable Value Fund                                                        1,387,150
      Barclays Equity Index Fund                                               7,760,422
                                                                            ------------
                                                                               9,147,572

    Registered Investment Companies:
      American Balanced Fund                                                  (2,266,471)
      EuroPacific Growth Fund                                                  8,247,589
      Cash Management Trust of America Fund                                      166,065
      PIMCO Total Return Fund                                                    (12,979)
      Fidelity Growth Fund                                                    14,086,465
                                                                            ------------
                                                                              20,220,669

  Interest                                                                       270,593
  Dividend                                                                     6,843,110
                                                                            ------------
                                                                             $34,453,297
                                                                            ============

6.   TAX STATUS OF THE PLAN

In 1994, the Company amended and restated the Plan for compliance with the Tax Reform Act of 1986 (the "1986 Act") and subsequent legislation, which provided for certain changes to the rules relating to the tax qualification of tax-exempt plans. Prior to restatement, the Plan Administrator believed that the Plan was administered and operated in a manner consistent with the 1986 Act and subsequent legislation. The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualification on April 13, 2000. The Plan Administrator believes that the Plan is currently designed and being operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

7.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.   PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:



                                                                                   December 31,
                                                                         1999                      1998
                                                                  --------------------      -------------------
              Net assets available for Plan benefits per the
                financial statements                              $  160,253,812             $    129,588,306
              Amounts allocated to withdrawing
                participants                                            (210,015)                  (2,292,895)

              Net assets available for Plan benefits per the      --------------------      -------------------
                Form 5500                                         $  160,043,797             $    127,295,411
                                                                  ====================      ===================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:


              Benefits paid to participants per the financial
                Statements                                                               $     10,690,677
              Add:  Amounts allocated to withdrawing participants at
                December 31, 1999                                                                 210,015
              Less:  Amounts allocated to withdrawing participants at
                December 31, 1998                                                              (2,292,895)
                                                                                         -------------------
              Benefits paid to participants per the Form 5500                            $      8,607,797
                                                                                         ===================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


10